UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer
Manta Biofuel, Inc.

Legal status of Issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of Incorporation***
> June 18, 2018

Physical Address of Issuer
11438 Cronridge Drive, Suite E, Owings Mills, MD 21117, United States

Website of issuer
https://mantabiofuel.com/

Current Number of Employees

5

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$474,988	$1,077,392.97
Cash and Cash Equivalents	$251,259	$1,077,392.97
Accounts Receivable	$0	$0
Short-term Debt	$844,334	$170,345.18
Long-term Debt	$124,754	$770,345.18
Revenues/Sales	$14,160	$9,567.96
Cost of Goods Sold*	$876,917	$856,950.53
Taxes Paid	$0	$0
Net Income	$(894,923)	$(877,536.30)

*"Total Operating Expenses" in Financial Statements

April 25, 2023

FORM C-AR

Manta Biofuel, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Manta Biofuel, Inc., a Delaware corporation ("**Manta,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://mantabiofuel.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Manta Biofuel, Inc. is a Delaware Corporation incorporated on June 18, 2018 Before its incorporation in Delaware, the Company was organized as a Maryland limited liability company on August 4, 2014.

The Company is located at 11438 Cronridge Drive, Suite E, Owings Mills, MD 21117, United States.

The Company's website is https://mantabiofuel.com/

The Company conducts business in Maryland.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/manta-biofuel.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital maintained by the Company may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on our board of directors, executive officers and key employees. There can be no assurance that they will continue to be employed by or affiliated the Company for a particular period of time. The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.
Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our

vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from our Regulation Crowdfunding Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through

acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business
Manta Biofuel produces cost competitive renewable crude oil from algae. We grow algae in open, unlined ponds and remove the biomass from water via our proprietary magnetic harvester. Additionally, Manta is leveraging its proprietary magnetic harvesting system to treat water pollutants like excessive algae, suspended solids, phosphorus, and other contaminants. Manta can also utilize unwanted algae from these pond / lake remediation activities as a potential source of biofuel.

Business Plan
The company generates money via the sale of renewable biofuel and treatment of water pollution.. The company sells its production equipment and services to a variety of wastewater and environmental remediation customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Renewable Oil	First ever profitable renewable fossil fuel replacement from algae	Business to Business, Heating Oil, Universities, $10B TAM
Harmful Algae Bloom Removal	Algae removal services	Private homeowners and public regulatory bodies looking to reduce the negative effects of Harmful Algae Blooms (HABs); $100M+ in annual economic damage
Wastewater Treatment	Wastewater Treatment in wastewater lagoons and / large wastewater treatment plants	Municipal wastewater treatment facilities, OEMs, engineering consultants
Pond / Lake Remediation	Use of our proprietary algal harvesting technology for the remediation of ponds and lakes. This technology has been demonstrated to remove both algae and excessive nutrients, such as phosphorus, from ponds experiencing algal blooms. It is early stage of this market expansion, but it is our most direct path to accelerating revenue generation. Additionally, the algae removed from these remediated ponds could be used as a biomass source for conversion into biofuels as well.	Private homeowners, community associations, and municipal bodies dealing with unwanted algal blooms and hyper-eutrophic bodies of water; current estimated market size for pond / lake management is >$200 M

Competition
There are no competitors producing algae biofuels because they have not been able to produce a system that is as cost-effective as ours. Other non-algae biofuels on the market include ethanol and biodiesel. Not only are these alternatives more expensive than ours, they are not drop-in replacements for fossil fuel like our algae oil. This means that they cannot be a fully renewable product (e.g. you may have seen E15 gasoline at the station- if ethanol is blended at higher rates than 15%, performance begins to decrease).

In addition to the biofuels market, Manta has a unique value proposition in the lake / pond remediation market. Leveraging our proprietary, low cost, algal harvesting technology offers a sustainable solution to clean bodies of water experiencing algae blooms due to excessive nutrients. Current treatment techniques rely on adding chemicals such as algicides and alum to the ponds and lakes to provide temporary improvement of the conditions. Our technology removes excessive algae growth and significantly reduces excessive nutrients that caused the bloom in the first place and does so without the addition of chemicals to the pond.

Customer Base

Our beachhead market is universities using heating oil on-prem to power campus operations. Most universities have a strong sustainability commitment and make for an excellent first customer set. We have made initial sales to local residential heating oil users.

The customer base for the pond and lake remediation market includes lake management service providers who would buy or lease our technology as well as private pond owners, community associations who manage community lakes and ponds, and local municipal groups responsible for care of community watersheds who would be direct clients for our remediation services. Additionally, Manta's technology could be deployed for cleaning commercial and / or municipal wastewater ponds used in industry.

Supply Chain

We obtain our products from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Patents and Provisional Patent Applications

Patent/Publication Number/ Patent #	Type	Title	File/Grant Date	Country
US20140248680A1	Utility Patent	Compositions and Methods for Collecting Algae	Granted 4/18/2017	USA
PCT/US2019/027851	Utility Patent	System for Collecting and Harvesting Algae for Biofuel Conversion	Filed 4/18/2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is unaware of any threatened or actual litigation against it.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ryan Powell	Director, Chief Technology Officer	Manta Biofuel 2014- Present	Ph.D., Algal Biofuels - University of Maryland College Park & University of Maryland Center for

			Environmental Science
Onur Unal	Co-Founder/Advisor, Director	Manta Biofuel 2014- Present	M.B.A. Business Administration - Penn State University

Ryan Powell
At Manta, solutions are developed to produce and market cost competitive renewable crude oil. Ryan's entrepreneurial education, personal experiences, and the company culture are the keys to their success. Long before starting the company Ryan grew up in rural Ohio on a 2000 acre family farm. This experience provided first hand knowledge of what can and cannot be done to economically manage large tracts of land and large volumes of commodity biomass. After leaving the farm he completed his undergraduate degree and ultimately completed a PhD focused on algal biofuels. This provided the technical expertise to understand what has been tried in algal biofuels and why new approaches are needed.

Onur Unal
Onur oversees Manta's business and fundraising activities. A seasoned entrepreneur with 15+ years of biotechnology industry experience, Onur has extensive experience with startups in product and business management capacities. He holds an M.S. in Pharmacology and an M.B.A. from Penn State University.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christopher Lindsay	Chief Executive Officer	Manta Biofuel, November 1, 2021 to the Present, responsible for day to day operations; PanTheryx, Inc., Executive Vice President of Business Development, April 2020-October 2021; Royal DSM, Vice President, Innovations and R&D North America, March 2018 to March 2020	Johns Hopkins University, MS Biotechnology
Ryan Powell	Director, Chief Technology Officer	Manta Biofuel 2014- Present	Ph.D., Algal Biofuels - University of Maryland College Park & University of Maryland Center for Environmental Science
Onur Unal	Co-Founder/Advisor	Manta Biofuel 2014- Present	Penn State University

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to DE law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

14

Employees

The Company currently employs 5 full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of securities:

Type/Class of security	Common Stock
Amount Authorized	5,703,996
Amount outstanding	1,800,000
Par Value (if applicable)	$0.00001
Voting Rights	1 Vote Per Share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	40.282%

Type/Class of security	Series Seed-1 Preferred Stock
Amount authorized	1,425,992
Amount Outstanding	0
Par Value (if applicable)	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type/Class of security	Series Seed-2 Preferred Stock
Amount Authorized	345,949
Amount outstanding	345,949
Par Value (if applicable)	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.742%

Type/Class of security	Series Seed-3 Preferred Stock
Amount Authorized	1,397,055
Amount outstanding	123,582
Par Value (if applicable)	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.766%

Type/Class of security	Convertible Note
Amount Outstanding	$100,000
Common Stock Required Upon Conversion*	30,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Conversion Terms	The Note has an 6% annual interest rate and a maturity date of September 19, 2024 The note converts automatically upon a subsequent financing round of $2,000,000 or more at the lower of 75% of the per share price in such round or the price derived from the $6,000,000 valuation cap. The note may convert, at the holder's option, upon a subsequent financing round of less than $2,000,000 or at maturity. If no conversion occurs prior to a certain sale of the Company, the holder will receive the greater of two times the

	outstanding amount of the note and the amount the holder would have been entitled to receive in connection with a certain sale of the company if the outstanding amount of the note had been converted into shares of the most senior class of equity securities of the Company immediately prior to the closing of such sale.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.757%

*Based on $6,000,000 valuation cap

Type/Class of security	Crowd SAFE
Purchase Amount	$1,860,318.05
Material Terms	Discount: 25% Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Conversion Terms	The SAFE has an $6,000,000 valuation cap and a 25% discount.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.005%*

*Based on $6,000,000 valuation cap

Type/Class of security	2019 Equity Incentive Plan
Amount Authorized	735,000
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.448%

The Company has the following debt outstanding:

Creditor	Exelon
Face Value	$100,000 (Convertible Note, see above)
Interest Rate and Amortization Schedule	6%
Maturity Date	9/19/2024

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Ryan Powell	899,000/Common Stock	49.9444%
Onur Unal	899,000/Common Stock	49.9444%


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$21,584	($871,020)	$0

Operations

Manta Biofuel, Inc. ("the Company") was incorporated on June 18, 2018 under the laws of the State of DE. Before its incorporation in Delaware, the Company was organized as a Maryland limited liability company on August 4, 2014. The Company is headquartered at 11438 Cronridge Drive, Suite E, Owings Mills, MD 21117, United States. Manta Biofuel produces cost competitive renewable crude oil from algae. We grow algae in open, unlined ponds and remove the biomass from water via our proprietary magnetic harvester and nanoparticles. Our oil fights global warming, democratizes energy production to American farmers, and costs the same as fossil fuel. Further, we are leveraging our proprietary algae harvesting technology to clean lakes and ponds experiencing unwanted algal blooms due to hyper-eutrophication.

Liquidity and Capital Resources

On July 16, 2021, the Company closed an offering pursuant to Regulation CF and raised $1,860,318.05.

On March 10, 2023, the Company launched an offering pursuant to Regulation CF on the StartEngine platform. The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	$250,000	1 Convertible Note	Filing of Patents and other IP costs	September 12, 2018	Section 4(a)(2)
SAFE	$100,000	1 SAFE	Operating expenses and capital expenditures	December 17, 2020	Section 4(a)(2)
SAFE	$75,000	1 SAFE	Operating expenses and capital expenditures	February 1, 2021	Section 4(a)(2)
Convertible Note	$100,000	1 Convertible Note	Operating expenses and capital expenditures	March 19, 2021	Section 4(a)(2)
SAFE	$20,000	1 SAFE	Operating expenses and capital expenditures	April 1, 2021	Section 4(a)(2)
Crowd SAFEs	$1,860,318.05	$1,860,318.05 face value of SAFEs	Operating expenses and capital expenditures	July 16, 2021	Reg CF
Series Seed-2 Preferred Stock	Conversion of Convertible Notes	345,948	Operating expenses and capital expenditures	February 28, 2023	Section 4(a)(2)
Series Seed-3 Preferred Stock	Conversion of Convertible Notes	123,582	Operating expenses and capital expenditures	April 7, 2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

<h1 style="text-align:center">SIGNATURE</h1>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Christopher Lindsay
_____
(Signature)

Christopher Lindsay
_____
(Name)

CEO
_____
(Title)

April 25, 2023
_____
(Date)

I, Christopher Lindsay, the Chief Executive Officer of Manta Biofuel, Inc. certify that the financial statements of Manta Biofuel, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Christopher Lindsay
_____
(Signature)

Christopher Lindsay
_____
(Name)

CEO
_____
(Title)

April 25, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ryan Powell
_____
(Signature)

Ryan Powell
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

/s/Onur Unal
_____
(Signature)

Onur Unal
_____
(Name)

Director
_____
(Title)

April 25, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Manta Biofuel Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2022

through December 31, 2022

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Manta Biofuel Inc.

Table of Contents



Independent Auditor's Report

April 12, 2023
To: Board of Directors of Manta Biofuel Inc.
Attn: Chris Lindsay, CEO
Re: 2022 Financial Statement Audit – Manta Biofuel Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Manta Biofuel Inc., which comprise the balance sheets as of December 31, 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Manta Biofuel Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Manta Biofuel Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Manta Biofuel Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Manta Biofuel Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Manta Biofuel Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 12, 2023

MANTA BIOFUEL, INC
BALANCE SHEETS
As of December 31, 2022
(Audited)

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	251,259
Grants Proceeds in Escrow		-
Total Current Assets		**251,259**
Property and Equipment		
Machinery and equipment		106,327
Accumulated Depreciation		(50,047)
Net Property and Equipment		**56,280**
Other Assets		
Security Deposits	$	16,400
Intangibles, net		26,295
ROU Asset		122,304
Deferred Rent		2,451
Total Other Assets		**167,450**
Total Assets	**$**	**474,988**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	13,178
Accrued expenses		886
Related party advances		-
Current portion of convertible notes		600,000
Accrued Interest		230,270
Total Current Liabilities		**844,334**
Long-Term Liabilities		
Convertible notes, net of current portion		-
ROU Liability		124,754
Total Long-Term Liabilities		**124,754**
Total Liabilities		**969,089**
Stockholders' equity		
Common Stock, $0.0001 par value; 10,000,000 authorized;		
1,800,000 issued and outstanding		180
Additional Paid in Capital		11,443
Additional paid-in capital - SAFEs		2,092,504
Additional paid-in capital - share-based compensation		6,775
Retained Earnings		(2,605,003)
Total Stockholders' Equity		**(494,101)**
Total Liabilities and Stockholders' Equity	**$**	**474,988**

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC
INCOME STATEMENTS
For the Year Ended December 31, 2022
(Audited)

		2022
Revenues	$	14,160
Operating Expenses		
Advertising and marketing		14,596
General and administrative		96,487
Salaries and wages		83,608
Rent		57,748
Professional services		35,179
Research and development		572,880
Depreciation and amortization		16,420
Total Operating Expenses		**876,917**
Other Income (expense)		
Grant income		-
Share-based Compensation expense		-
Other income / expense		13,205
Interest expense		(45,371)
Total Other income (expense)		**(32,166)**
Net Income (Loss)	$	**(894,923)**

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022
(Audited)

	Common Stock		Additional Paid in Capital	Additional Paid-In Capital - SAFEs	Share-Based Compensation	Retained Earnings	Total Stockholders' Equity
	Shares	Value ($ par)					
Balance as of December 31, 2021	**1,800,000**	**$ 180**	**$ 11,443**	**$ 2,092,504**	**$ 6,775**	**$ (1,710,080)**	**$ 400,822**
Share-based compensation	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(894,923)	(894,923)
Balance as of December 31, 2022	**1,800,000**	**$180**	**$ 11,443**	**$ 2,092,504**	**$ 6,775**	**$ (2,605,003)**	**$ (494,101)**

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	
Net Income (Loss)	$ (894,923)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	16,420
Accrued interest	45,371
Share-based compensation	-
Changes in operating assets and liabilities:	
ROU Asset	(122,304)
Deferred Rent	(2,451)
Accounts payable	6,359
Accrued expenses	(2,891)
Re;ated Party Advance	(1,500)
ROU Liability	124,754
Net cash provided by (used in) operating activities	**(831,164)**
Cash Flows from Investing Activities	
Machinery and equipment	**(5,000)**
Net cash used in investing activities	**(5,000)**
Cash Flows from Financing Activities	
Issuance of convertible notes	-
Issuance of SAFEs	-
Net cash used in financing activities	**-**
Net change in cash and cash equivalents	**(826,164)**
Cash and cash equivalents at beginning of period	1,077,424
Cash and cash equivalents at end of period	**$ 251,259**
Supplemental information	
Interest paid	-
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

NOTE 1 – NATURE OF OPERATIONS

Manta Biofuel, Inc., (which may be referred to as the "Company", "we," "us," or "our") was converted from Manta Biofuel LLC, a Maryland limited liability company formed on August 4, 2014, into a Delaware corporation on June 18, 2018. The Company produces cost competitive renewable crude oil from algal blooms using patented magnetic harvesting technology and low-cost conversion technology. The Company provides water remediation services using it's proprietary magnetic separator, selling its magnetic separators, and production of biofuel. The Company's headquarters are in Owings Mills, Maryland. The company began operations in 2014.

Since Inception, the Company has relied on the issuance of convertible notes (see Note 6), the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 8), and the acceptance of grants to fund its operations. As of December 31, 2022, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through April 12, 2024, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five to fifteen years for various equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling crude oil and is currently in early stage revenue.

Other Income

The Company has received payments from government entities in the form of government grants. Government grants are recognized on the income statement in other income. For the year ending December 31, 2022 the Company recognized $0 in grant income. Additionally, the Company generated income from services performed related to cleaning algae from ponds.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Grants In Escrow

Grants receivable due from governments are uncollateralized government obligations due under agreed upon grant amounts. The grant amount is agreed upon at the time of the grant, and the disbursements are made over a period of time. As of December 31, 2022 the Company had $0 in grants receivable from escrow.

Leases

The Company determines if a contract is classified a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses its incremental borrowing rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in right-of-use ("ROU") assets of $117,304, lease liabilities of $124,754 and deferred rent of $2,45.

Presentation on the income statement has not been impacted for existing operating and finances leases.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.
-

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Refer to Note 10 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets (see Note 2) at December 31, 2022 consists of the following:

Fixed Assets	2022
Equipment	106,327
Less accumulated deprecation	(50,047)
Fixed Assets, net	$ 56,280

For the year ended December 31, 2022, the Company had $14,144 of depreciation expense.

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets consist of patents. As of December 31, 2022 the balance consisted of the following:

Intangible Assets	2022

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

Patents	$ 34,136
Less accumulated amortization	(7,840)
Intangible Assets, net	$ 26,295

The Company has amortized parents over a 15 year useful life. For the year ended December 31, 2022, the Company had $2,276 of amortization expense.

NOTE 5 – RELATED PARTY

From time to time the Company receives advances from a shareholder. As of December 31, 2022, the balance of the advances from related parties was $0. These advances have no interest rate or specified maturity date.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

In 2015 the Company issued $150,000 of 7% unsecured convertible notes (the "2015 Notes") due June 15, 2018 ("2015 Notes Maturity Date"). The 2015 Notes are due on the 2015 Notes Maturity Date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2015 Notes are convertible into common stock at the holder's request on the completion of an equity offering of $150,000 or more ("2015 Qualified Financing"), or at the 2015 Notes Maturity Date. The conversion price in a 2015 Qualified Financing is the lowest effective per unit price paid by any holders of securities in the 2015 Qualified Financing. The conversion price at the 2015 Notes Maturity Date is $0.37 per share. As of December 31, 2022, the 2015 Notes are past due and have not yet been extended.

In 2016 the Company issued $100,000 of 8% unsecured convertible notes (the "2016 Notes") due May 20, 2021 ("2016 Notes Maturity Date"). The 2016 Notes are due on the 2016 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2016 Notes are convertible into common stock at the holder's request on the completion of an equity offering of $500,000 or more ("2016 Qualified Financing"), or at the 2016 Notes Maturity Date. The conversion price in a 2016 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2016 Qualified Financing. As of December 31, 2022, the 2016 Notes are past due and have not yet been extended.

In 2018 the Company issued $250,000 of 8% unsecured convertible notes (the "2018 Notes") due September 12, 2023 ("2018 Notes Maturity Date"). The 2018 Notes are due on the 2018 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2018 Notes are convertible into common stock at the holder's request on the completion of an equity offering of at least $250,000 ("2018 Qualified Financing"), or at the 2018 Notes Maturity Date. The conversion price in a 2018 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2018 Qualified Financing.

In 2021 the Company issued $100,000 of 6% unsecured convertible notes (the "2021 Notes") due February 22, 2023 ("2021 Notes Maturity Date"). The 2021 Notes are due on the 2021 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2021 Notes are convertible into common stock at the holder's request on the completion of an equity offering of at least $2,000,000 ("2021 Qualified Financing"), or at the 2021 Notes Maturity Date. The conversion price in a 2021 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2021 Qualified Financing.

Future maturities of the convertible notes are as follows:

Years Ending December 31,	Amount

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

2022	$	250,000
2023		350,000
Total	$	600,000

As of December 31, 2022, the Company's convertible notes remain outstanding and unconverted.

NOTE 7 – INCOME TAXES

The Company will file its income tax return for the period ended December 31, 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

Common Stock

As of December 31, 2022, the Company had authorized 10,000,000 shares of common stock, par value $0.0001. As of December 31, 2022 the Company had 1,800,000 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2020, the Company issued SAFEs totaling $486,658.

SAFEs totaling $386,658 are automatically convertible into common stock or preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

SAFEs totaling $100,000 are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing preferred stock for at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2021, the Company issued additional SAFEs totaling $1,861,947. The SAFEs are automatically convertible into common stock or preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

As of December 31, 2022, all SAFE notes remain outstanding and unconverted.

NOTE 9 – EQUITY-BASED COMPENSATION

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

The Company has a 2019 share-based compensation plan (the "2019 Plan") which permits the grant or option of shares to its employees for up to 200,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

Prior to 2021, the Company issued 134,957 stock options for common stock with an exercise price of $0.34 per share that vest over eighteen months to four years and expire in ten years. As of December 31, 2022 123,374 stock options had vested, respectively. Options convert into shares of common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. In 2022, 40,000 stock options were cancelled due to forfeitures. As of December 31, 2022 a total of 100,000 options outstanding. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.34
Fair value share price	$ 0.34
Expected volatility	40%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	1.73%
Fair value per share option	$ 0.06

NOTE 10 - LEASE

The Company has an operating lease for land used for operations. The lease was amended on April 14, 2022 and extended through May 31, 2025. Any leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense for these leases on a straight-line basis over the lease term. The Company has operating lease costs of $57,748 year ended December 31, 2022. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022 (see Note 13 – Subsequent Events).

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,300,000 in Series Seed 1 Preferred Stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,300,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary"). The Intermediary will be entitled to receive a 5.5% commission fee and 3% of the securities issued in this offering.

Conversion of Convertible Notes and SAFEs

In 2023, the Company's 2015 Notes, 2016 Notes, and 2018 Notes totaling $500,000 were converted into 345,949 shares of preferred stock. Additionally, SAFEs totaling $195,000 were converted into 123,582 shares of preferred stock.

Management's Evaluation

Management has evaluated subsequent events through April 12, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.